Exhibit 4.3

HÖEGH LNG PARTNERS LP

AMENDED AND RESTATED NON-EMPLOYEE DIRECTOR COMPENSATION PLAN

FOR THE PERIOD 2021-2023

(As approved by the Board on June 4, 2019, amended April 24, 2020, September 11, 2020 and April 6, 2022)

The non-employee members of the Board of Directors (the “Board”) of Höegh LNG Partners LP (the “Partnership”) will be entitled to receive the following compensation:

1.	Retainer Fees
●Each non-employee director will receive an annual cash retainer fee of USD 40,600 (subject to adjustment from time to time, as determined by the Board) for each year of service as a director.
●The Chairman of the Board of Directors will receive an annual cash retainer fee of USD 21,900 (subject to adjustment from time to time, as determined by the Board) for each year of service in such capacity.
●The Chairs of the Audit and Conflict Committees will each receive an annual cash retainer fee of USD 21,900 (subject to adjustment from time to time, as determined by the Board) for each year of service in such capacity.
●Other committee members will receive an annual cash retainer fee of USD 11,000 (subject to adjustment from time to time, as determined by the Board) for each year of service in such capacity.
2.	Equity Awards
●	Each non-employee director will receive an annual equity-based award (with award type, vesting and all other terms and conditions to be determined by the Board for any given year), valued at USD 40,600 (subject to adjustment from time to time, as determined by the Board) on the applicable date of grant, for each year of service as a director, which such award will be granted under the Höegh LNG Partners LP Long Term Incentive Plan, as amended from time to time (the “Plan”), or a successor plan, program or arrangement. Subject to approval by the Board, the Partnership may elect to pay cash (or a combination of equity and cash) in lieu of the equity-based award described in this Section 2 to any one or more directors.
3.	Expense Reimbursement
●	Each non-employee director will be reimbursed for travel and miscellaneous expenses to attend meetings and activities of the Board or its committees and related to the director’s participation in the Partnership’s general education and orientation programs for directors.
4.	Proposed Transaction
●	As compensation for performing his or her duties as a member of the Conflicts Committee of the Board in connection the Conflicts Committee's review, evaluation and, if applicable, negotiation of an offer made by Höegh LNG Holdings Ltd. ("Höegh LNG") to acquire all of the outstanding common units representing limited partner interests of the Partnership not already owned by Höegh LNG (the "Proposed Transaction"), beginning from December 3, 2021, each member of the Conflicts Committee shall receive:

(i)	USD 20,000.00 per month (or USD 25,000.00 per month in the case of the Chairman of the Conflicts Committee) payable monthly in arrears and continuing until the earlier of (y) abandonment of the Proposed Transaction or (z) the execution of a definitive agreement regarding the Proposed Transaction; and
(ii)	upon the execution of a definitive agreement regarding the Proposed Transaction, USD 7,500.00 per month (or USD 10,000.00 per month in the case of the Chairman of the Conflicts Committee) payable monthly in arrears and continuing until the closing of the Proposed Transaction;

provided however, the amounts payable under the foregoing clauses (i) and (ii) shall be pro-rated for any partial months.

In connection with any litigation involvement relating to, or arising out of, the Proposed Transaction, each member of the Conflicts Committee (including the Chairman of the Conflicts Committee) shall receive (i) USD 1,000.00 per hour for time actually spent in connection with litigation-related matters, if any, payable monthly in arrears, upon submission of an invoice to the Partnership; and, (ii) to the extent travel is needed, a fee of USD 2,500.00 per travel day and reimbursement of travel costs.